Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 14 DATED JANUARY 28, 2020
TO THE OFFERING CIRCULAR DATED JUNE 7, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 7, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – Gramercy Homes, LLC

On May 1, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $10,000,000, (the “Index Gramercy Senior Loan”). The borrower, Gramercy Homes, LLC, a California limited liability company (“Index Gramercy”), used the loan proceeds to purchase 26,037 square feet of entitled and permitted land and has constructed eleven homes under the Los Angeles Small Lot Ordinance at 733-743 North Gramercy Place, Los Angeles, CA (the “Index Gramercy Property”).

The 1-U filing for our initial acquisition of the Index Gramercy Senior Loan can be found here. On December 21, 2018, we provided an update on construction progress at the Index Gramercy Property and information regarding the Loan Modification, the details of which can be found here. On October 4, 2019, we provided another update on construction progress, the details of which can be found here.

On January 24, 2020, we executed a second loan modification effective as of January 1, 2020, extending the maturity date 6 months to July 1, 2020. The total return during the extension period is anticipated to be 9.55%:  1) the modified loan will bear interest at a rate of 8.55% per annum, paid current on a monthly basis; and 2) concurrent with the execution of the loan modification, we earned an extension fee of 1.0% on the principal amount. As of the closing date of this second extension, the Index Gramercy Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 40%, based upon the earlier appraisal.